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                                                                      Exhibit 14

                                   COHU, INC.

                       CODE OF BUSINESS CONDUCT AND ETHICS

1.       POLICY STATEMENT

         It is our policy to conduct our business affairs honestly and in an ethical manner consistent with good corporate citizenship. That goal cannot be achieved unless each of our employees individually accepts his or her responsibility to promote integrity and ethical conduct in all of his or her activities. Activities that may call into question the Company's reputation or integrity should be avoided. Because not every situation that may pose an ethical or moral issue is black and white, the key to compliance with the Code is exercising good judgment This means following the spirit of this Code and the law and acting ethically even when the Code or the law does not address a specific situation.

         Every manager and supervisor is expected to take necessary actions to ensure compliance with this Code, to provide guidance and assist employees in resolving questions concerning the Code and to permit employees to express any concerns regarding compliance with this Code.

         The Code outlines the broad principles of legal and ethical business conduct under which we do business. The Code is intended to supplement, but not to replace any policies that we have established. Every person who works for the Company, its affiliates or subsidiaries, is expected to understand and comply with the provisions of this Code.

2.       COMPLIANCE WITH LAWS AND REGULATIONS

         THE COMPANY SEEKS TO COMPLY WITH BOTH THE LETTER AND SPIRIT OF THE LAWS AND REGULATIONS IN ALL COUNTRIES IN WHICH IT OPERATES.

         The Company is committed to full compliance with the laws and regulations of the cities, states and countries in which it operates. Numerous federal, state and local laws and regulations define and establish obligations with which the Company, its employees and agents must comply. This includes the obligation of the Company's Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer to take all necessary steps to ensure that all disclosures in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission, as well as other public communications made by the Company, are full, fair, accurate, timely and understandable. An employee or agent who violates laws or regulations in performing duties for the Company risks individual indictment, prosecution and penalties, and civil actions and penalties, and may subject the Company to liability and penalties. An employee who violates these laws or this Code may also be subject to immediate disciplinary action, including possible termination of employment or affiliation with the Company.

         As explained below, you should always consult with your manager, the Ethics Manager or Chief Financial Officer regarding any questions you may have about the legality of you or your colleagues' conduct.

3.       INSIDER TRADING

         YOU SHOULD NEVER TRADE SECURITIES ON THE BASIS OF CONFIDENTIAL INFORMATION ACQUIRED THROUGH YOUR EMPLOYMENT OR FIDUCIARY RELATIONSHIP WITH THE COMPANY.

         Compliance with insider trading laws is an area of particular importance to the Company as a publicly held corporation and as a good corporate citizen.

         Employees are prohibited under both federal law and Company policy from purchasing or selling Company stock, directly or indirectly, on the basis of material non-public information concerning the Company. The Company has adopted and implemented an Insider Trading Policy that designates the Company's Chief Financial

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Officer as the Compliance Officer. Any person possessing material non-public information about the Company must not engage in transactions involving Company securities until this information has been released to the public. Generally, material information is that which would be expected to affect the investment decisions of a reasonable investor or the market price of the stock. The Company's employees and Directors are expected to take all necessary steps to ensure that all such public disclosures are full, fair, accurate, timely and understandable.

         Employees must also refrain from trading in the stock of other publicly held companies, such as existing or potential customers or suppliers, on the basis of material confidential information obtained in the course of employment. It is also illegal to recommend the purchase, sale or holding of a stock to (i.e., "tip") someone else on the basis of such information. If you have a question concerning appropriateness or legality of a particular securities transaction, consult with the Company's Compliance Officer.

         This Code of Business Conduct and Ethics does not supersede or replace the Insider Trading Policy, and is meant only to supplement and reinforce the restrictions and guidance of the Insider Trading Policy with respect to securities transactions.

4.       CONFLICTS OF INTEREST AND CORPORATE OPPORTUNITIES

         EMPLOYEES SHOULD AVOID ANY SITUATION IN WHICH HIS OR HER PERSONAL INTERESTS CONFLICT OR APPEAR TO CONFLICT WITH THE COMPANY'S INTERESTS, AND SHOULD MAKE BUSINESS DECISIONS AND TAKE ACTIONS BASED ON THE BEST INTERESTS OF THE COMPANY AS A WHOLE AND NOT BASED UPON PERSONAL RELATIONSHIPS OR BENEFITS.

         There are certain situations and activities that may create a conflict between your interests and those of the Company. You should avoid any relationship, influence or activity that would cause a conflict of interest, or appear to cause a conflict of interest, with your duties and responsibilities at the Company. This includes situations in which your personal, family or financial interests conflict or appear to conflict with those of the Company. You should not take for your own benefit opportunities discovered in the course of employment that you have reason to know would benefit the Company. Conflicts of interest are not always clear-cut and may develop unexpectedly. It may be possible to address issues created by a potential conflict of interest if the facts are properly disclosed and managed. If you feel that you have a conflict, actual or potential, you should report the details to your manager. Although not every actual or potential activity creating a conflict of interest is automatically prohibited, you should disclose all details of the conflict to your manager, and if possible obtain written approval from the Ethics Manager or Chief Financial Officer before participating in any such activity.

5. REPORTING VIOLATIONS OF COMPANY POLICIES AND RECEIPT OF COMPLAINTS REGARDING FINANCIAL REPORTING OR ACCOUNTING ISSUES

         YOU SHOULD REPORT ANY VIOLATION OR SUSPECTED VIOLATION OF THIS CODE TO THE APPROPRIATE COMPANY PERSONNEL.

         The Company's efforts to ensure observance of, and adherence to, the goals and policies outlined in this Code mandate that employees bring any instance, occurrence or practice that they, in good faith, believe is inconsistent with or in violation of this Code to the attention of their supervisors, managers, or other appropriate personnel. The following is a suggested approach to dealing with potential problem situations.

         - Discuss your concerns with a supervisor or other member of Company management. In the event you believe a violation of the Code has occurred or you have observed or become aware of conduct which appears to be contrary to the Code, immediately discuss the situation with your supervisor. If you receive, or receive notice of, a complaint or concern regarding the Company's financial disclosure, accounting, internal controls or audits, you must immediately advise your supervisor. If it would be inappropriate to discuss the issue with your supervisor or if you are not comfortable discussing the issue with your supervisor, you should contact the Ethics Manager or use the Company's anonymous "Whistleblowers" reporting system that is accessible via a toll free

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                  phone number or through the internet. This process will assure that your concerns are reviewed and evaluated promptly and anonymously.

         - Use common sense and good judgment; Act in good faith. If you become aware of a suspected violation, don't try to investigate it or resolve it on your own. Prompt disclosure to the appropriate parties is vital to ensuring a thorough and timely investigation and resolution. Allegations of violations of the Code are not taken lightly and should not be made to embarrass someone or put him or her in a false light. Accordingly, reports of suspected violations should always be made in good faith.

         We will investigate all allegations of violation of this Code made in good faith in accordance with the procedures set forth below, and expect you to cooperate in any such internal investigation.

         It is our policy that there be no intentional retaliation against any person who provides truthful information to a Company or law enforcement official concerning a possible violation of any law, regulation or Company policy, including this Code. Persons who retaliate may be subject to civil, criminal and administrative penalties, as well as disciplinary action, up to and including termination of employment. In cases in which you report a suspected violation in good faith and are not engaged in the questionable conduct, we will attempt to keep our discussions with you confidential to the greatest extent possible. In the course of our investigation, we may find it necessary to share information with others on a "need to know" basis. No retaliation shall be taken against you for reporting alleged violations while acting in good faith.

6.       COMPLIANCE PROCEDURES

         The Company has established this Code as part of its overall policies and procedures. To the extent that other Company policies and procedures conflict with this Code, employees should follow this Code. The Code applies to all Company employees, including officers, in all locations and to all directors. (Note that directors are to read "employee" as "director" for purposes of reviewing their compliance with the Code.) The Code is based on the Company's core values, good business practices and applicable law. To achieve optimal legal and ethical behavior, every employee must know and understand the Code as it applies to them and as it applies to others. Most importantly, each employee must comply with it.

         The Chief Financial Officer or such other person as is designated by the Company's Board of Directors shall be responsible for ensuring that the Code becomes an integral part of the Company's culture (the "Ethics Manager"). The Company shall ensure that all employees have access to the Code on the Company's internal website and shall provide each employee with a hard copy of the Code upon request. The Company will take such actions as it deems necessary to promote high standards of ethical conduct and to instruct employees regarding improper or illegal conduct. The Company shall maintain a record of all incidents reported as violations of this Code, and the Ethics Manager shall provide the Audit Committee on at least a quarterly basis a report summarizing all communications expressing complaints or concerns received.

         The Ethics Manager shall be responsible to review the Code with all of the Company's employees. Managers are the "go to" persons for employee questions and concerns, especially in the event of a potential violation. Managers will immediately report any violations or allegations to the Ethics Manager and will work with the Ethics Manager in assessing areas of concern, potential violations, any needs for enhancement of the Code and overall compliance with the Code and other related policies. As noted previously, if it would be inappropriate to discuss the issue with your manager or if you are not comfortable discussing the issue with your manager, you should contact the Ethics Manager or use the Company's anonymous "Whistleblowers" reporting system that is accessible via a toll free phone number or through the internet. The Audit Committee will be responsible for auditing the Company's compliance with the Code.

         When an alleged violation of the Code is reported, the Company shall take prompt and appropriate action in accordance with the law and regulations and otherwise consistent with good business practice. If the suspected violation appears to involve either a potentially criminal act or an issue of significant corporate interest, then the manager or investigator should immediately notify the Ethics Manager or use the Company's anonymous

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"Whistleblowers" reporting system that is accessible via a toll free phone number or through the internet. The Ethics Manager, another senior officer of the Company or the Audit Committee, as applicable, shall assess the situation and determine the appropriate course of action. As part of this process, a person who is suspected of a violation shall be apprised of the alleged violation and shall have an opportunity to provide a response to the investigator. All actions or investigations in response to a violation shall be documented, as appropriate.

         The Ethics Manager shall be responsible for implementing the appropriate disciplinary action in accordance with the Company's policies and procedures for any employee who is found to have violated the Code. The Chairman of the Audit Committee shall be responsible for implementing the appropriate disciplinary action for any officer or director who is found to have violated the Code. The Ethics Manager shall ensure that the disciplinary mechanisms described in this section shall be subject to annual review by the Audit Committee. In addition to imposing discipline upon persons involved in non-compliant conduct, the Company also shall impose discipline, as appropriate, upon individuals who fail to detect non-compliant conduct and upon individuals who fail to report known non-compliant conduct. Disciplinary action may include the termination of the employee's employment. Disciplinary action shall be documented, as appropriate.

         In the event of a violation of the Code, the Ethics Manager or the Chairman of the Audit Committee, as applicable, should assess the situation to determine whether the violation demonstrates a problem that requires remedial action as to Company policies and procedures. Such remedial action may include retraining Company employees, modifying Company policies and procedures, improving monitoring of compliance under existing procedures and other action necessary to detect similar non-compliant conduct and prevent it from occurring in the future. Such corrective action shall be documented, as appropriate.

7.       PUBLICATION OF THE CODE OF BUSINESS CONDUCT AND ETHICS.

         The most current version of this Code will be posted and maintained on the Company's website.

8.       AMENDMENTS AND WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS.

         Any substantive amendment or waiver of this Code for executive officers or directors may be made only after approval by a committee comprised solely of the Company's independent directors and will be promptly disclosed to shareholders.

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